Mail Stop 4561

November 12, 2008

Kevin B. Thompson
Chief Operating Officer
SolarWinds, Inc.
3711 South MoPac Expressway
Building Two
Austin, Texas 78746

> **Re:** **SolarWinds, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 30, 2008**
> **File No. 333-149851**

Dear Mr. Thompson:

We have reviewed the above-captioned filing and have the following comments.

Business, page 63

Customers, page 72

1.   We note your disclosure here, and in note 2 to your consolidated financial statements, that in the nine months ended September 30, 2008, you had one distributor that represented 14.8% of your revenue. Please advise us why you have not named the distributor pursuant to Item 101(c)(1)(vii) of Regulation S-K. Alternatively, amend your disclosure to provide the distributor's name. If you have a contract with the distributor, please explain why it appears that you have not filed the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Concentrations of Risk, page F-10

2.   We note that $39.8 million of your total assets consist of cash and cash equivalents as of September 30, 2008, and that your cash equivalents are generally invested in money market funds. Revise to disclose the composition of

your cash and cash equivalents and the amounts held in each type of instrument. Tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regard to these investments. That is, considering recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how you considered such limitations in accounting for these investments as cash and cash equivalents.

* * * * *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (512) 338-5499
        Paul R. Tobias, Esq.
        J. Robert Suffoletta, Esq.